UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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       DONALD NICHOLSON                             KATHRYN A. CAMPBELL, ESQ.
        SKYEPHARMA PLC                               SULLIVAN & CROMWELL LLP
        105 PICCADILLY                                   1 NEW FETTER LANE
   LONDON W1J 7NJ, ENGLAND                           LONDON EC4A 1AN, ENGLAND
       +44 20 7491 1777                                  +44 20 7959 8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 December 9, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

     SkyePharma PLC/330387911
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2.   Check the Appropriate Box if a Member of a Group          (a)  [   ]
     (See Instructions)                                        (b)  [ X ]
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3.   SEC Use Only

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4.   SOURCE OF FUNDS (See Instructions)
     WC, OO
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                              [   ]
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6.   Citizenship or Place of Organization
     England and Wales
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                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   25,220,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                25,220,000
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         25,220,000
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                             [ X ]
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13.      Percent of Class Represented by Amount in Row (11)
         34.5%
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14.      Type of Reporting Person (See Instructions)
         CO
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

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on
Schedule 13D as heretofore amended and supplemented remains in full force and effect.


Item 2.  Identity and Background.
         ------------------------

         Annex A as previously filed by SkyePharma is hereby amended and restated in Annex A hereto.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is supplemented to include the following:

         The consideration to be used in making the purchases and transfers contemplated by the Term Sheet (as defined below) is the number of newly issued SkyePharma ordinary shares described in Item 6 below.


Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is hereby amended to read as follows:

         The purpose of the proposed transactions is to acquire 11,160,000 additional shares of common stock of the Issuer increasing SkyePharma's equity ownership from 34.5% to 49.7%, and to acquire rights under the Stockholders Agreement, as described in Item 6 below, to nominate two directors of the Issuer in addition to SkyePharma's current right under the Stockholders Agreement to nominate one director. Upon completion of the assignment of the right to appoint two additional directors, SkyePharma intends to nominate two directors to fill the vacancies on the Board resulting from the resignation of Mike Ajnsztajn in July 2004 and Gaston Liebhaber in September 2004. The purpose of the transactions described above is to acquire a significant equity position in the Issuer and additional board representation so as to influence the future strategic direction of the Issuer. In addition, SkyePharma may consider taking further action to increase its influence over the Issuer including possibly making purchases from time to time in the open market or privately negotiated transactions of shares of common stock of the Issuer, seeking amendments to agreements in place between SkyePharma and the Issuer and/or other shareholders, exercising its rights pursuant to its agreements with the Issuer and/or other shareholders, or seeking to influence the selection of candidates for election to the Board or appointment of officers, any of which could involve SkyePharma obtaining further influence or control over the Issuer, although it has not formulated any specific plan or proposal in this regard.

         There can be no assurance that definitive agreements with respect to the proposed transactions will be entered into or that the proposed assignment of rights or the acquisition of shares will be consummated or as to their terms or their timing.

         Except as set forth in this statement, as of the date of the filing of this statement, neither SkyePharma, nor, to the best of its knowledge and belief any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 is supplemented to include the following:

         On December 9, 2004, SkyePharma, Mike Ajnsztajn ("Mr. Ajnsztajn") and Gaston Liebhaber ("Mr. Liebhaber") executed a Summary of Terms and Conditions (the "Term Sheet") setting forth terms for a proposed purchase by SkyePharma of shares of the Issuer held by such persons. The Term Sheet is not legally binding on any party except for certain provisions relating to exclusivity, expenses, governing law and consent to jurisdiction.

         Mr. Ajnsztajn is the former Chief Executive Officer and former member of the Board of Directors of the Issuer. Mr. Liebhaber is a former member of the Board of Directors of the Issuer.

         The Term Sheet sets out the main terms on which the parties intend to enter into good faith negotiations to conclude a definitive stock purchase agreement (the "Stock Purchase Agreement") and assignment agreement (the "Assignment Agreement"). The Term Sheet provides that if an Assignment Agreement and a Stock Purchase Agreement are not entered into by December 21, 2004 the non-binding portions of the Term Sheet shall cease to be the basis for good faith negotiations relating to the subject matter thereof, unless the parties agree otherwise.

         The Term Sheet states that under the proposed Stock Purchase Agreement, SkyePharma will purchase in a private transaction 8,680,000 shares of common stock of the Issuer owned by Mr. Ajnsztajn and 2,480,000 shares of common stock of the Issuer owned by Mr. Liebhaber in exchange for SkyePharma ordinary shares. The Term Sheet provides that the number of SkyePharma ordinary shares to be issued to each of the sellers as consideration for his Issuer common stock will be the number of shares of Issuer common stock currently owned by such seller multiplied by an exchange ratio calculated by taking the average of the daily closing price of common stock of the Issuer, as quoted on the OTC Bulletin Board and reported on the Yahoo.com internet site, for the 10 business days up to and including December 3, 2004 divided by the average of the daily closing price of SkyePharma plc ADR's, as quoted on the Nasdaq and reported on the Yahoo.com internet site, for the 10 business days up to and including December 3, 2004, multiplied by ten. Such share purchase would be subsequent to and conditional upon the valid appointment of the additional SkyePharma Directors pursuant to the Assignment Agreement, which condition may be waived at SkyePharma's sole discretion. The sellers have further agreed to a period of exclusivity.

         If a Stock Purchase Agreement is executed by the parties and a purchase is consummated pursuant thereto, SkyePharma will own 36,360,000 shares of Issuer common stock and warrants expiring November 13, 2006 to purchase 20,000 shares of Issuer common stock at $4.00 per share, or 49.7% of the common stock of the Issuer outstanding as of November 15, 2004, as reported in the Issuer's 10-QSB for the period ending September 30, 2004.

         The Term Sheet also provides that prior to the completion of the transfer of ownership of the Issuer common stock held by Mr. Ajnsztajn and Mr. Liebhaber pursuant to the Stock Purchase Agreement, and concurrently with the execution of the Stock Purchase Agreement, each of Mr. Ajnsztajn and Mr.
Liebhaber will agree in a proposed Assignment Agreement to transfer his rights under the Stockholders Agreement, dated December 10, 2001, as amended on January 20, 2004, between the Issuer, Mr. Ajnsztajn, Mr. Liebhaber, SkyePharma and the other parties thereto (the "Stockholders Agreement"), including his rights under
Section 2.1 and 2.2 of the Stockholders Agreement to nominate and designate Directors, to SkyePharma. Each of Mr. Ajnsztajn and Mr. Liebhaber has the right, among other things, to appoint one director to the Board of Directors of the Issuer under the Stockholders Agreement in order to fill the vacancy which resulted from the resignation of such person from the Board. The proposed Assignment Agreement will provide that upon the appointment pursuant to such rights of two Directors nominated by SkyePharma to the Board of Directors of the Issuer, SkyePharma shall be obligated to issue the number of SkyePharma ordinary shares to Mr. Ajnsztajn and Mr. Liebhaber equal to ten percent of the share consideration to which each of Mr. Ajnsztajn and Mr. Liebhaber would be entitled upon closing of the Stock Purchase Agreement.


Item 7.  Material to be filed as Exhibits.
         ---------------------------------

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Exhibit 1      Summary of Terms and Conditions  between  SkyePharma  plc, Mike
               Ajnsztajn and Gaston Liebhaber, dated as of December 9, 2004.
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2004

                                      SKYEPHARMA PLC


                                      By: /s/ Donald Nicholson
                                          -----------------------------
                                          Donald Nicholson
                                          Finance Director

                                     ANNEX A

         The name, position, present principal occupation and address thereof and citizenship of each director and executive officer of SkyePharma is set forth below.

         The business address for SkyePharma and each of the executive officers and directors listed below is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.

Name                         Position             Present Principal Occupation or            Citizenship
                                                  Employment and Address(1)
Ian Gowrie-Smith             Non-Executive                                                   Australian
                             Chairman
Michael Ashton               Chief Executive                                                 Australian
                             Officer
Donald Nicholson             Finance Director                                                British
                             and Executive
                             Director
Air Chief                    Senior               Retired                                    British
Marshal Sir                  Independent
Michael Beavis               Non-executive
                             Director
Dr. David                    Non-executive        Non-executive Chairman of                  British
Ebsworth                     Director             Wilex AG and a  Non-
                                                  executive Director of
                                                  Intercell AG, Betapharm
                                                  GmbH and CuraGen Corporation
R. Stephen                   Non-executive        Non-executive Chairman                     British
Harris                       Director             of Proteome Sciences plc,
                                                  Sinclair Pharma plc and
                                                  Conve Ltd and Non-executive
                                                  Director of Advanced
                                                  Medical Solutions Group plc,
                                                  Prophilian plc and
                                                  GeneMedix plc
Dr. Keith                    Non-executive        Non-executive Director of                  British
Mansford                     Director             Sepracor Inc., Chairman of
                                                  Mansford Associates,
                                                  Chairman of Protemix Inc.,
                                                  and Professor of Metabolic
                                                  Biochemistry at the
                                                  University of Buckingham.

--------
(1) If Principal Employment is not with SkyePharma.


Dr. Argeris                  Non-executive        Partner at Care Capital                    United States
(Jerry)                      Director             LLC, an External Director
Karabelas                                         of Fox Chase Cancer Center
                                                  and the International Partnership
                                                  for Microbicides, Director of
                                                  NitroMed Inc., Halsey
                                                  Pharmaceuticals, Inotek,
                                                  Anadys, Renovo, Member of
                                                  the Scientific Advisory Board
                                                  of Epigenesis, Chairman of
                                                  Human Genome Science

Torao Yamamoto               Non-executive        Senior Managing Director of the            Japanese
                             Director             Pharmaceutical Division of
                                                  Kowa Company Limited in Japan,
                                                  Member of the Board of
                                                  Directors of Kowa Company
                                                  Limited, Kowa Pharmaceutical
                                                  Europe, Ltd., and Kowa
                                                  Research Europe, Ltd.

Alan Bray                    Non-executive        Retired                                    British
                             Director